================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                              __________________

                                   FORM 11-K


                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                         Commission File Number 1-3053

                      CHAMPION INTERNATIONAL CORPORATION
                         SAVINGS PLAN #077
                         SAVINGS PLAN FOR HOURLY EMPLOYEES #158
                           (Full title of the plans)


                      CHAMPION INTERNATIONAL CORPORATION
                              ONE CHAMPION PLAZA
                          STAMFORD, CONNECTICUT 06921
  (Name of issuer of securities held pursuant to the plans and address of its principal executive office)

================================================================================

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a)  Financial Statements and Schedules
     ----------------------------------

Champion International Corporation Savings Plan #077:
   Report of Independent Public Accountants
   Statement of Net Assets Available for Benefits as of December 31, 1999 and
     1998
   Statement of Changes in Net Assets Available for Benefits for the Years
     Ended December 31, 1999 and 1998
   Notes to Financial Statements - December 31, 1999 and 1998
   Schedule I - Item 4(i) - Schedule of Investment Assets Both Acquired and Disposed of Within the Plan Year - December 31, 1999
   All Schedules not listed above are omitted since they are not applicable, not required or the information is included in the Plan's Financial Statements or Notes to Financial Statements listed above.

Champion International Corporation Savings Plan for Hourly Employees #158:
   Report of Independent Public Accountants
   Statement of Net Assets Available for Benefits as of December 31, 1999 and
     1998
   Statement of Changes in Net Assets Available for Benefits for the Years
     Ended December 31, 1999 and 1998
   Notes to Financial Statements - December 31, 1999 and 1998
   Schedule I - Item 4(i) - Schedule of Investment Assets Both Acquired and Disposed of Within the Plan Year - December 31, 1999
   All Schedules not listed above are omitted since they are not applicable, not required or the information is included in the Plan's Financial Statements or Notes to Financial Statements listed above.

(b)  Exhibit
     -------

Exhibit 23 - Consent of Independent Public Accountants

                                  SIGNATURES

     The Plans. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Employee Benefits Committee, the administrator of the registrant's plans described herein, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            CHAMPION INTERNATIONAL CORPORATION
                             SAVINGS PLAN #077
                             SAVINGS PLAN FOR HOURLY EMPLOYEES #158


                            By            /s/ William C. Foster
                              ---------------------------------------
                                           (William C. Foster)
                                    Senior Associate Counsel - Employee
                                        Relations/Human Resources

June 27, 2000

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390



Financial Statements
As of December 31, 1999 and 1998

Together With Auditors' Report

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Table of Contents
--------------------------------------------------------------------------------

                                                                                                   Page(s)
                                                                                                --------------
Report of Independent Public Accountants                                                               1

Statement of Net Assets Available for Benefits as of                                                   2
December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Benefits for the Years Ended                          3
 December 31, 1999 and 1998

Notes to Financial Statements -                                                                     4-13
December 31, 1999 and 1998

Schedule I - Item 4(i) - Schedule of Investment Assets Both Acquired and Disposed                     14
 of Within the Plan Year - December 31, 1999

Report of Independent Public Accountants
----------------------------------------



To the Board of Directors and the
     Pension and Employee Benefits Committee of
     Champion International Corporation:


We have audited the accompanying statements of net assets available for benefits of CHAMPION INTERNATIONAL CORPORATION SAVINGS PLAN #077 as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investment assets both acquired and disposed of within the plan year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Cincinnati, Ohio
   May 26, 2000 (except with respect to the matter discussed in Note 10, as to which the date is June 19, 2000)

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                   1999               1998
                                                                               ------------       ------------
ASSETS
------
INVESTMENTS (Notes 1, 2, 3 and 4):
  Master Trust-
     Participant directed                                                      $730,659,254       $          -
     Company directed                                                            98,253,947          2,123,127
                                                                               ------------       ------------
                                                                                828,913,201          2,123,127
  Other-
     Participant directed                                                                 -        648,075,489
                                                                               ------------       ------------
     Company directed--
       Stable Value Fund                                                                  -          8,499,528
       Company common stock Fund                                                          -         89,093,137
       Cash and cash equivalents                                                          -          2,017,454
                                                                               ------------       ------------
                                                                                          -         99,610,119
                                                                               ------------       ------------
            Total investments                                                   828,913,201        749,808,735
                                                                               ------------       ------------

RECEIVABLES:
  Accrued dividend and interest income                                              232,189            181,322
  Pending transactions                                                              175,789             10,311
                                                                               ------------       ------------
            Total receivables                                                       407,978            191,633
                                                                               ------------       ------------
            Total assets                                                        829,321,179        750,000,368
                                                                               ------------       ------------

LIABILITIES
-----------
PAYABLES:
  Accrued expenses                                                                        -             59,613
  Pending transactions                                                              284,231                  -
                                                                               ------------       ------------
            Total payables                                                          284,231             59,613
                                                                               ------------       ------------
            Total liabilities                                                       284,231             59,613
                                                                               ------------       ------------
            Net assets available for benefits                                  $829,036,948       $749,940,755
                                                                               ============       ============


The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------


                                                                                     1999                1998
                                                                               ------------------  ------------------
ADDITIONS:
Additions to net assets attributed to-
  Investment income (loss) (Notes 1, 2, 3 and 4)--
     Master Trust                                                              $      84,232,381   $       (243,419)
     Net appreciation in fair value of investments                                    51,970,733         49,694,334
     Interest                                                                         12,742,017         25,798,732
     Dividends                                                                           230,843            474,235
                                                                               -----------------   ----------------
                                                                                     149,175,974         75,723,882
                                                                               -----------------   ----------------

  Contributions (Note 1)--
     Participant                                                                      31,137,194         31,730,341
     Company                                                                           7,982,904          8,532,121
                                                                               -----------------   ----------------
                                                                                      39,120,098         40,262,462
                                                                               -----------------   ----------------
  Transfers from other Plans--
     Fort James Corporation (Note 9)                                                           -          1,426,059
     Champion International Corporation Savings Plan for Hourly                          247,160            425,877
     Employees #158 (Note 7)                                                   -----------------   ----------------

                                                                                         247,160          1,851,936
                                                                               -----------------   ----------------
          Total additions                                                            188,543,232        117,838,280
                                                                               -----------------   ----------------

DEDUCTIONS:
Deductions from net assets attributed to-
  Benefits paid to participants                                                       90,428,002         75,984,011
                                                                               -----------------   ----------------

  Transfer to other Plans (Note 8)--
     Blue Ridge Paper Products Inc.                                                   19,019,037                  -
     Newsprint System divestiture                                                              -         22,616,018
                                                                               -----------------   ----------------
                                                                                      19,019,037         22,616,018
                                                                               -----------------   ----------------

          Total deductions                                                           109,447,039         98,600,029
                                                                               -----------------   ----------------

          Net increase                                                                79,096,193         19,238,251

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of the year                                                              749,940,755        730,702,504
                                                                               -----------------   ----------------
  End of year                                                                  $     829,036,948   $    749,940,755
                                                                               =================   ================

The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(1)  Plan Description-
     -----------------

     The following description of the Champion International Corporation Savings Plan #077 (the Plan) provides only general information. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan, which became effective on January 1, 1978, is a contributory savings plan available to salaried employees of Champion International Corporation (the Company). Effective January 1, 1983, a 401(k) savings option was available to participants allowing them to contribute before-tax compensation in addition to the after-tax compensation allowed previously.

     Participants may contribute up to a maximum of 22% (16% prior to January 1, 1999) of their compensation, subject to certain limitations. For the period prior to July 1, 1999, qualified participant contributions were invested in investment options consisting of the Company Stock Fund, the Stable Value Fund, the S&P 500 Index Fund, the Extended Equity Market Fund K (the Small Company Index Fund) or the EAFE Equity Index Fund K (the International Equities Index Fund), at the participants' discretion. Effective July 1, 1999, investment options were expanded to include the EAFE Equity Index Fund T, the Equity Index Fund T, the Large Company Fund, the Select Small Company Fund, the Select Fund, the Ultra Fund, the Equity Income Fund, and the International Growth Fund. Also, effective July 1, 1999, the S&P 500 Index Fund and the EAFE Equity Index Fund K investment options were terminated. Earnings for the funds are based upon the performance of the funds' underlying assets.

     The Company matches one-half of the first 6% of the participants' compensation which is contributed to the Plan. Company contributions are invested in the Company Stock Fund. Participants ratably vest in the Company contribution, as adjusted for earnings or losses, based upon years of service. A participant is 100% vested after five years of credited service with the Company. Once participants reach age 55, they are permitted to transfer the Company match portion of their Company Stock Fund to other available investment options.

     Participants are permitted to borrow against their account balances and their vested portions of the Company Stock Fund contributions. The terms and conditions of these loans are established to be in compliance with applicable laws and regulations. The interest rate charged to participants in 1999 and 1998 was prime at origination plus 1%. Principal and interest are paid ratably through monthly payroll deductions. Participant loans totaled approximately $14,866,000 and $17,052,000 at December 31, 1999 and 1998, respectively.

     Effective January 1, 1982, tax deductible employee contributions could be directed into an individual retirement fund. After December 31, 1982, employee contributions to this fund were no longer accepted. Earnings for this fund have averaged 6.62% and 7.21% per annum for 1999 and 1998, respectively. The balance in this fund, which is invested in the Stable Value Fund, was approximately $7.9 million and $8.5 million at December 31, 1999 and 1998, respectively.

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     The Plan is administered by the Company through the Pension and Employee Benefits Committee (PEBC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Certain investment management expenses are paid by the Plan while other administrative expenses are paid by the Company and are not included in the accompanying statements.

     Through June 30, 1999, the Plan's trustee was State Street Bank and Trust Company, and ADP Administrative Solutions Group (formerly known as William
     M. Mercer, Inc.) performed certain administrative and participant record keeping functions for the Plan. Effective July 1, 1999, the Plan's assets, along with those of Champion International Corporation Savings Plan for Hourly Employees #158 (Plan #158), were transferred into a Master Trust, and Morgan Guarantee Trust Company of New York was appointed trustee. Also effective July 1, 1999, JP Morgan/American Century Retirement Plan Services was appointed to perform certain administrative and participant record keeping functions.

(2)  Significant Accounting Policies-
     -------------------------------

     (a)  Investment Valuation and Income Recognition--At December 31, 1999, the
          -------------------------------------------
          Master Trust's Investments were valued by the trustee or its appointed agents. Investments held in the Master Trust (as of December 31, 1999) or by the Plan (as of December 31, 1998) were valued as follows: Cash and cash equivalents are stated at cost which approximates market value. The Company's common stock is valued at the closing market price at year end. Investments in fixed income investment contracts and synthetic investment contracts are valued at the contract ("book") value, defined as the sum of contributions less withdrawals plus credited interest. Commingled funds are stated at the market value of the underlying assets. Mutual fund investments are valued at the net asset value of shares held by the Master Trust at year end. Loans receivable from participants are valued at cost which approximates fair value. Realized and unrealized gains and losses are reflected currently in the statements of changes in net assets available for benefits.

     (b)  Basis of Accounting--The accrual basis of accounting was used to
          -------------------
          prepare the financial statements.

     (c)  Payment of Benefits--Benefits are recorded when paid.
          -------------------

     (d)  Use of Estimates--The preparation of financial statements in
          ----------------
          conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

     (e)  Reclassifications--The Accounting Standards Executive Committee issued
          -----------------
          Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(3)  Investments-
     -----------

     At December 31, 1999, the Plan's investment consisted of an approximate 81% interest in a Master Trust (see Note 1 for further discussion). The following summarizes the amount and nature of the underlying assets which comprise the Master Trust at December 31, 1999.

                                                          Carrying                     Underlying Assets
                                                                            ----------------------------------------
                                                     Value at December
                                                          31, 1999
                                                     ------------------
Company Stock Fund *
     Common Stock, 2,680,151 shares                  $      166,003,192     Champion International Corporation
                                                                              Common Stock
     UMB Scout Prime1 Fund                                    3,416,310     Cash equivalent mutual fund
     Cash                                                       292,979
                                                     ------------------
                                                            169,712,481

Stable Value Fund                                                           Pool of investment contracts issued by
     John Hancock, 8.30%, maturing 6/30/00                   16,205,205     a diversified list of insurance
     Metropolitan, 8.30%, maturing 7/1/00                    10,199,025     companies; portfolio of investment
     Monumental, 6.83%, maturing 6/30/01                     28,789,389     grade fixed income securities,
     New York Life, 6.84%, maturing 9/30/01                  28,177,733     including but not limited to, U.S.
     Principal Life, 6.83%, maturing 12/31/01                28,315,401     Treasuries, U.S. Government Agency
     Principal Life, 6.79%, maturing 12/15/02                11,056,030     notes and mortgages, corporate
     Transamerica 6.44%, maturing 6/15/03                    25,102,573     securities, asset-backed securities,
     CDC Synthetic GIC                                      130,743,309     Canadian Yankees and cash
     State Street Bank Synthetic GIC                        110,653,224     equivalents
     STIF                                                     5,830,837
                                                     ------------------
                                                            395,072,726

Extended Equity Market Fund K                                17,648,323     Common stocks of small U.S. companies
     Commingled Fund, 651,782 units                                         in a wide variety of industries
                                                                            (managed by Barclays Global Investors,
                                                                            N.A.)

EAFE Equity Index Fund T                                      9,556,829     Common stocks of primarily
     Commingled Fund, 784,638 units                                         established, medium to large companies
                                                                            based in Europe, Australia and the Far
                                                                            East (managed by Barclays Global
                                                                            Investors, N.A.)

Equity Index Fund T                                         248,418,714     Common stock of S&P 500 established
     Commingled Fund, 6,109,360 units                                       companies (managed by Barclays Global
                                                                            Investors N.A.)

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                       Carrying                    Underlying Assets
                                                                          ----------------------------------------
                                                       Value at
                                                      December 31,
                                                          1999
                                                   -------------------
          Large Company Fund                                38,577,310     Common stock of U.S. large companies
             Commingled Fund, 1,525,398 units                              in a variety of industries

          Select Small Company Fund                         16,894,673     Common stock of small U.S. companies
             Mutual Fund, 1,063,227 units                                  in a variety of industries which seeks
                                                                           to outperform the Russell 2000 Index

          Equity Income Fund                                 2,218,496     Income-producing equity securities
             Mutual Fund, 396,160 units                                    seeking to exceed the yield of the S&P
                                                                           500 Composite Index Securities

          Select Fund                                       35,133,597     Common stock of large, established
             Mutual Fund, 665,409 units                                    companies with accelerated earnings
                                                                           and revenue trends

          Ultra Fund                                        41,052,944     Common stock of medium to large
             Mutual Fund, 893,426 units                                    companies with accelerating earnings
                                                                           and revenue trends


          International Growth Fund                         21,365,129     Common stock of foreign companies with
             Mutual Fund, 1,427,196 units                                  accelerating earnings and revenues


          Participants Loans                                25,260,981     Participant loans, interest rate at
                                                                           prime +1% at origination, secured by
                                                                           the participants' vested accrued
                                                                           benefit

                                                        --------------
          Total                                         $1,020,912,203
                                                        ==============

*  Participant and non-participant directed

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

   The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 1998.

                                                                                        Carrying Value
                                                                                              at
                                                                                         December 31,
                                                                                             1998
                                                                                     -------------------
     Company Stock Fund *
          Champion International Corporation Common Stock, 3,351,364 shares          $       106,232,634
          Government STIF                                                                      2,398,615
                                                                                     -------------------
                                                                                             108,631,249
                                                                                     ===================
     S&P 500 Index Fund                                                              $       238,505,454
       Commingled Fund of Metropolitan Life Insurance Company, 845,485 shares        ===================


     Stable Value Fund and Individual Retirement Fund
       Fixed Income Investment Contracts -
          Metropolitan Life Insurance Company                                        $        18,763,092
              8.30%, maturing 50% on 7/1/99 and 50% on 7/1/00
          Providian Capital Management                                                        19,973,857
              6.83%, maturing 6/30/01
          Principal Mutual Life Insurance Company                                             24,077,659
              6.83%, maturing 12/31/01
          John Hancock Mutual Life Insurance Company                                          25,952,042
              8.30%, maturing 50% on 7/1/99 and 50% on 6/30/00
          New York Life Insurance Company                                                     23,945,974
              6.84%, maturing on 9/30/01
          Transamerica Occidental Life Insurance Company                                      20,041,425
              interest rate equal to the CMT rate, reset quarterly, maturing 6/15/03
                                                                                     -------------------
                                                                                             132,754,049
                                                                                     -------------------
     Synthetic Investment Contract -- Fair Value                                             214,574,799
     Less:  Excess of Separate Account over Contract Value                                   (13,678,059)
                                                                                     -------------------
     Synthetic Investment Contract -- Contract Value                                         200,896,740
                                                                                     -------------------
     Government STIF                                                                           6,506,626
                                                                                     -------------------
                                                                                     $       340,157,415
                                                                                     ===================

*  Participant and non-participant directed

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

   For the six months ended December 31, 1999, the Master Trust's income consisted of the following:

                                                                               December 31,
                                                                                   1999
                                                                              --------------
      Interest                                                                $   13,844,136
      Dividends                                                                      404,452
      Net realized and unrealized appreciation in Market Value of
       Investments:
         Company Stock Fund                                                       41,789,050
         Mutual Funds                                                             18,476,172
         Commingled Stock Funds                                                   30,257,826
                                                                              --------------
                                                                                  90,523,048
                                                                              --------------
      Total Master Trust Income                                               $  104,771,636
                                                                              ==============

  During the six months ended June 30, 1999 and for the year ended December 31, 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $51,970,733 and $49,694,334, respectively as follows:

                                                            June 30,            December 31,
                                                              1999                 1998
                                                         -------------        --------------
      Company Stock Fund                                 $  22,008,620        $  (10,034,302)
      Common Stock Funds                                    29,962,113            59,728,636
                                                         -------------        --------------
                                                         $  51,970,733        $   49,694,334
                                                         =============        ==============

  Information about the net assets and significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                      December 31,
                                                         -----------------------------------
                                                              1999                 1998
                                                         -------------     -----------------
      Net Assets:
       Stable Value Fund                                 $          -      $     8,499,528
       Company Stock Fund
         Champion International Corporation Common Stock            -           89,093,137
         Cash and Short-Term Investments                            -            2,017,454
         Master Trust                                      98,253,947            2,123,127
                                                         ------------      ---------------
                                                           98,253,947           93,233,718
                                                         ------------      ---------------
                                                         $ 98,253,947      $   101,733,246
                                                         ============      ===============

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

At December 31, 1998, nonparticipant-directed investments include the Company match portion of all participant account balances which remain invested in the Company Stock Fund. At December 31, 1999, nonparticipant-directed investments include the Company match portion of participant account balances invested in the Company Stock Fund for only those participants who have not reached age 55 (i.e., restricted to Company Stock Fund). See Note 1 for further discussion.

                                                                               Years Ended December 31,
                                                                        ---------------------------------------
                                                                               1999                1998
                                                                        ------------------    ------------------
   Changes in Net Assets:
     Contributions                                                      $       7,982,904     $     8,532,121
     Dividends/Interest                                                           521,057           1,129,243
     Net Appreciation/(Depreciation)                                           17,979,647         (10,441,062)
     Masters Trust                                                             21,082,570            (243,419)
     Benefits Paid                                                            (15,330,661)        (10,094,600)
     Transfers to Participant-directed Investments                            (32,356,379)         (1,123,318)
     Transfer to (from) Other Plans:
        Blue Ridge Paper Products Inc.                                         (3,470,398)                  -
        Newsprint System divestiture                                                    -          (3,102,590)
        Champion Savings Plan #158                                                111,961              95,611
                                                                        -----------------     ---------------
                                                                        $      (3,479,299)    $   (15,248,014)
                                                                        =================     ===============

   At December 31, 1999 the Master Trust's investments included approximately $147.8 million and at December 31, 1998 the Plan's investments included approximately $132.8 million of fixed income investment contracts with various insurance companies, which have been reported at contract value. The insurance companies credit the Trust's (or the Plan's) account, as applicable, with contributions and earnings on the underlying investments and charge the account for withdrawals and administrative expenses. In some cases, limitations on the liquidity guarantees can be imposed in the event of plan amendments, mergers, sales, plan termination, layoff or other employer-initiated events. The fair value of these investment contracts was estimated to be approximately $147.9 million and $137.4 million, at December 31, 1999 and 1998, respectively. The fair value of the investment contracts was estimated by the asset manager for the Stable Value Fund using a discounted cash flow analysis using a "duration-matched Swap rate" applied to each projected payment. An assumed, average discount rate of 6.70% and 5.14% was used in the discounted cash flow analysis at December 31, 1999 and 1998, respectively.

   Effective October 1, 1998, the Company entered into "synthetic" investment contracts with CDC Capital Inc. (CDC) and State Street Bank and Trust Company
   (SSB). Among other things, the contracts with CDC and SSB require that a Separate Account, consisting of a portfolio of diversified investment grade fixed income securities, be maintained on behalf of the Plan and Plan #158. The fair market value of the portfolio of investments, at any point in time, represents the market value of the Separate Account. At December 31, 1999, the separate account had a fair market value of approximately $258.3 million. At December 31, 1998, the Plan's interest in the Separate Account had a fair market value of approximately $214.6 million. The book value of the

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     Synthetic Investment contracts, at any point in time, represents the amount deposited into the Separate Account, plus interest credited, at rates established by the contract holder minus any withdrawals and transfers out of the fund. Under the CCD and SSB contracts, interest rates are reset every quarter. Interest was credited at rates ranging from 7.00% to 7.40% during 1999, compared to rates ranging from 7.15% to 7.225% during 1998. The book value of the contracts are guaranteed by the contract holders (subject to certain restrictions on amounts withdrawn as a result of employer-initiated events) and totaled approximately $241.4 and $200.9 million at December 31, 1999 and 1998, respectively. The fair market value of the Trust's interest in the Separate Account exceeded the book value of the contract(s) by approximately $16.9 million at December 31, 1999. The fair market value of the Plan's interest in the separate account exceeded the book value of the contracts by $13.7 million at December 31, 1998, and the difference is reflected in the preceding investment summary as "Excess of Separate Account Over Contract Value". The average yield for the Stable Value Fund during 1999 and 1998 was approximately 7.00% and 7.64%, respectively.

     Effective June 30, 1995, Champion International Corporation Stock Ownership Plan #078 (Plan #078) was merged into the Plan and Plan #158, as applicable. The net assets of Plan #078 were transferred to a Master Trust. As of December 31, 1998, the Plan's investment approximated 35% of the assets held in the Master Trust. Through June 30, 1999, assets of the Master Trust consisted of shares of the Company's common stock, the valuation of which is based on market prices, and cash in a Government Short-Term Investment Fund (STIF). As discussed in Note 1, effective July 1, 1999, all of the Plan's investments (including those formerly attributed to Plan #078) were transferred to a Master Trust.


(4)  Priorities Upon Termination of the Plan-
     ---------------------------------------

     Upon termination of the Plan, participants become fully vested in their individual accounts.


(5)  Forfeited Accounts-
     ------------------

     At December 31, 1999 and 1998, forfeited nonvested accounts totaled approximately $100,000 and $79,000, respectively. These accounts will be used to reduce future Company contributions. During 1999 and 1998, Company contributions were reduced by approximately $107,000 and $190,000, respectively, as a result of forfeited nonvested accounts.

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(6)  Tax Exempt Status-
     -----------------

     The Plan, as amended and restated through July 1, 1994, has received a favorable determination letter from the Internal Revenue Service, dated December 17, 1998. A tax determination request has not been filed for the most recent amendments. The plan administrator believes that the Plan was designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, the plan administrator believes that the Plan is a qualified plan under the IRC and the related Master Trust is tax exempt as of December 31, 1999 and 1998 and for the years then ended.


(7)  Transfers Between Champion International Corporation Plans-
     -----------------------------------------------------------

     The Company transfers participant account balances and the related assets between the Plan and Plan #158 for participants who have changed employment (i.e., hourly or salaried) status.


(8)  Restructuring and Divestiture Program-
     -------------------------------------

     On October 7, 1997, the Company approved a program to maximize total shareholder return by focusing on strategic businesses, increasing profitability and improving financial discipline. As part of this program, the Company announced its intention to divest several non-strategic product segments. These product segments include the newsprint, recycling, coated and uncoated groundwood specialty papers, premium papers, specialty uncoated papers, and liquid packaging and bleached board businesses. Also to be divested are 325,000 acres of timberlands. Additionally, the Company announced plans to reduce its worldwide workforce in the businesses remaining after the divestitures by 11%, or approximately 2,000 positions, by the end of 1999.

     On June 1, 1998, the Company announced that the divestiture of its newsprint mills in Sheldon and Lufkin, Texas along with three recycling centers (i.e. collectively the Newsprint System) had been completed. In accordance with an asset purchase agreement between Champion International Corporation and Donohue Inc., dated as of March 21, 1998 (the Purchase Agreement), Selected Employees, as defined in the Purchase Agreement were fully vested in their account balances as of the closing date. Assets totaling $22.6 million were transferred to the successor plan for the Newsprint System during 1998.

     On March 29, 1999, the Company announced an agreement to sell its mill in North Carolina, an extruding and converting facility in Waynesville, North Carolina and its DairyPak liquid packaging business to Blue Ridge Paper Products Inc. Additionally, on May 13, 1999, the Company announced an agreement to sell its groundwood mill in Deferiet, New York. In accordance with the applicable purchase agreements, certain employees at these locations were fully vested in their account balances. Assets totaling $19.0 million were transferred to the successor plan for Blue Ridge Paper Company during 1999.

Champion International Corporation
Savings Plan #077
FEIN: 13-1427390


Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(9)  Acquisition From Fort James Corporation-
     ---------------------------------------

     In connection with an asset purchase agreement by and among Fort James Operating Company (a division of Fort James Corporation, formerly James River Corporation of Virginia), Diamond Occidental Forest, Inc., and Champion International Corporation dated October 24, 1997, assets totaling approximately $1.4 million were transferred from Fort James Corporation Stock Plus Investment Plan to the Plan during 1998.


(10) Events Occurring Subsequent to December 31, 1999-
     ------------------------------------------------

     On May 12, 2000, Champion International Corporation accepted an offer from International Paper Company of $75 per share for all outstanding shares of its common stock. The purchase agreement provided that Champion shareholders would receive $75 per share, two-thirds in cash and one-third in International Paper common stock. The International Paper offer expired on June 16, 2000. International Paper is paying $50 in cash and .7073 shares of IP common stock for each Champion share tendered. The merger is expected to be completed by June 20, 2000.

     The Plan may experience participant withdrawals as a result of employment terminations following the purchase by International Paper. As discussed in
     Note 3, liquidity limitations may be imposed under the terms of the investment contracts held in the Stable Value Fund.

Champion International Corporation                              Schedule I
Saving Plan #077
FEIN: 13-1427390

Item 4(i) - Schedule of Investment Assets Both Acquired and Disposed of Within the Plan Year December 31, 1999
--------------------------------------------------------------------------------

                    Identity of Issuer/                           Shares/           Costs of        Proceeds of
                   Investment Description                        Par Value        Acquisitions      Dispositions
----------------------------------------------------------    --------------    ----------------  ----------------
Barclays Global Investors, N.A.,
  EAFE Equity Index Fund K                                       1,007,124      $  13,293,969     $     15,947,780
                                                                                =============     ================
Metropolitan Life Insurance Company,
  S&P 500 Index Fund                                               829,131      $ 128,926,000     $    260,755,065
                                                                                =============     ================

Champion International Corporation

Savings Plan For Hourly Employees #158
FEIN: 13-1427390



Financial Statements
As of December 31, 1999 and 1998

Together With Auditors' Report

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390


Table of Contents
--------------------------------------------------------------------------------

                                                                                                  Page(s)
                                                                                                ------------
Report of Independent Public Accountants                                                              1

Statements of Net Assets Available for Benefits                                                       2
as of December 31, 1999 and 1998

Statements of Changes in Net Assets Available for Benefits                                            3
  for the Years Ended December 31, 1999 and 1998

Notes to Financial Statements -                                                                    4-13
  December 31, 1999 and 1998

Schedule I - Item 4(i) Schedule of Investment Assets Both Acquired and Disposed of Within            14
 the Plan Year - December 31, 1999

Report of Independent Public Accountants



To the Board of Directors and the
  Pension and Employee Benefits Committee of
  Champion International Corporation:


We have audited the accompanying statements of net assets available for benefits of CHAMPION INTERNATIONAL CORPORATION SAVINGS PLAN FOR HOURLY EMPLOYEES #158 as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investment assets both acquired and disposed of within the plan year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Cincinnati, Ohio
  May 26, 2000 (except with respect to the matter discussed in Note 10, as to which the date is June 19, 2000)

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390


Statements of Net Assets Available for Benefits
As of December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                     1999               1998
                                                                                  ------------       ------------
ASSETS
------
INVESTMENTS (Notes 1, 2, 3 and 4):
Master Trust-
     Participant directed                                                         $164,263,937       $          -
     Company directed                                                               27,735,065          3,971,054
                                                                                  ------------       ------------
                                                                                   191,999,002          3,971,054
                                                                                  ------------       ------------
  Other-
     Participant directed                                                                    -        146,268,121
                                                                                  ------------       ------------
     Company directed--
       Company common stock Fund                                                             -         18,989,125
       Cash and cash equivalents                                                             -            359,885
                                                                                  ------------       ------------
                                                                                             -         19,349,010
                                                                                  ------------       ------------
            Total investments                                                      191,999,002        169,588,185
                                                                                  ------------       ------------

RECEIVABLES:
  Accrued dividend and interest income                                                  67,774             39,386
  Pending transactions                                                                 166,072                  -
                                                                                  ------------       ------------
            Total receivables                                                          233,846             39,386
                                                                                  ------------       ------------
            Total assets                                                           192,232,848        169,627,571
                                                                                  ------------       ------------

LIABILITIES
-----------
PAYABLES:
  Pending transactions                                                                 189,277             10,359
                                                                                  ------------       ------------

            Net assets available for benefits                                     $192,043,571       $169,617,212
                                                                                  ============       ============


The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                                                     1999                1998
                                                                               ----------------   ------------------
ADDITIONS:
Additions to net assets attributed to-
  Investment income (loss) (Notes 1, 2, 3 and 4)--
     Master Trust                                                              $      21,651,058  $        (444,301)

     Net appreciation in fair value of investments                                    11,211,431          8,348,258
     Interest                                                                          3,068,058          6,675,004
     Dividends                                                                            54,875            103,218
                                                                               -----------------  -----------------
                                                                                      35,985,422         14,682,179
                                                                               -----------------  -----------------
  Contributions (Note 1)--
     Participant                                                                      22,343,854         25,434,127
     Company                                                                           4,669,975          5,457,559
                                                                               -----------------  -----------------
                                                                                      27,013,829         30,891,686
                                                                               -----------------  -----------------
  Transfers from other plans (Note 9)--
     Fort James Company                                                                        -            636,301
                                                                               -----------------  -----------------
          Total additions                                                             62,999,251         46,210,166
                                                                               -----------------  -----------------

DEDUCTIONS:
Deduction from net assets attributed to-
  Benefits paid to participants                                                       18,467,887         12,601,978
                                                                               -----------------  -----------------

  Transfers to other plans--
     Blue Ridge Paper Products Inc. (Note 8)                                          21,857,845                  -
     Newsprint System divestiture (Note 8)                                                     -         26,938,435
     Champion International Corporation Savings Plan #077 (Note 7)                       247,160            425,877
                                                                               -----------------  -----------------
                                                                                      22,105,005         27,364,312
                                                                               -----------------  -----------------
          Total deductions                                                            40,572,892         39,966,290
                                                                               -----------------  -----------------

          Net increase                                                                22,426,359          6,243,876

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                                  169,617,212        163,373,336
                                                                               -----------------  -----------------
  End of year                                                                  $     192,043,571  $     169,617,212
                                                                               =================  =================

The accompanying notes to financial statements are an integral part of these statements.

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(1)  Plan Description-
     ----------------

     The following description of the Champion International Corporation Savings Plan for Hourly Employees #158 (the Plan) provides only general information. Reference should be made to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan, which became effective on January 1, 1989, is a contributory savings plan available to hourly employees of Champion International Corporation (the Company). The Plan includes a 401(k) savings option allowing participants to contribute before-tax compensation as well as after-tax compensation.

     Participants may contribute up to a maximum of 22% (16% prior to January 1, 1999) of their compensation, subject to certain limitations. For the period prior to July 1, 1999, qualified participant contributions were invested in investment options consisting of the Company Stock Fund, the Stable Value Fund, the S&P 500 Index Fund, the Extended Equity Market Fund K (the Small Company Index Fund) or the EAFE Equity Index Fund K (the International Equities Index Fund), at the participants' direction. Effective July 1, 1999, investment options were expanded to include the EAFE Equity Index Fund T, the Equity Index Fund T, the Large Company Fund, the Select Small Company Fund, the Select Fund, the Ultra Fund, the Equity Income Fund, and the International Growth Fund. Also, effective July 1, 1999, the S&P 500 Index Fund and the EAFE Equity Index Fund K investment options were terminated. Earnings for the funds are based upon the performance of the funds' underlying assets.

     The Company matches the participants' contributions to the Plan up to a certain amount per year as specified in the applicable collective bargaining arrangements. Company contributions are invested in the Company Stock Fund. Participants ratably vest in the Company contribution, as adjusted for any earnings or losses, based upon years of service. A participant is 100% vested after five years of credited service with the Company. Once participants reach age 55, they are permitted to transfer the Company match portion of their Company Stock Fund to other available investment options.

     Participants are permitted to borrow against their account balances and their vested portions of the Company Stock Fund contributions. The terms and conditions of these loans are established to be in compliance with applicable laws and regulations. The interest rate charged to participants in 1999 and 1998 was prime at origination plus 1%. Principal and interest are paid ratably through monthly payroll deductions. Participant loans totaled approximately $10.4 million at December 31, 1999 and 1998.

     The Plan is administered by the Company through the Pension and Employee Benefits Committee (PEBC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Certain investment management expenses are paid by the Plan while other administrative expenses are paid by the Company and are not included in the accompanying financial statements.

     Through June 30, 1999, the Plan's trustee was State Street Bank and Trust Company, and ADP Administrative Solutions Group (formerly known as William
     M. Mercer, Inc.) performed certain administrative and participant record keeping functions for the Plan. Effective July 1, 1999, the Plan's

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     assets, along with those of Champion International Corporation Savings Plan #077 (Plan #077), were transferred into a Master Trust, and Morgan Guarantee Trust Company of New York was appointed trustee. Also effective July 1, 1999, JP Morgan/American Century Retirement Plan Services was appointed to perform certain administrative and participant record keeping functions.

(2)  Significant Accounting Policies-
     -------------------------------

     (a)  Investment Valuation and Income Recognition--At December 31, 1999, the
          -------------------------------------------
          Master Trust's Investments were valued by the trustee or its appointed agents. Investments held in the Master Trust (as of December 31, 1999) or by the Plan (as of December 31, 1998) were valued as follows: Cash and cash equivalents are stated at cost which approximates market value. The Company's common stock is valued at the closing market price at year end. Investments in fixed income investment contracts and synthetic investment contracts are valued at the contract ("book") value, defined as the sum of contributions less withdrawals plus credited interest. Commingled funds are stated at the market value of the underlying assets. Mutual fund investments are valued at the net asset value of shares held by the Master Trust at year end. Loans receivable from participants are valued at cost which approximates fair value. Realized and unrealized gains and losses are reflected currently in the statements of changes in net assets available for benefits.

     (b)  Basis of Accounting--The accrual basis of accounting was used to
          -------------------
          prepare the financial statements.

     (c)  Payment of Benefits--Benefits are recorded when paid.
          -------------------

     (d)  Use of Estimates--The preparation of financial statements in
          ----------------
          conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

     (e)  Reclassifications--The Accounting Standards Executive Committee issued
          -----------------
          Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(3)  Investments-
     -----------

     At December 31, 1999, the Plan's investment consisted of an approximate 19% interest in a Master Trust (see Note 1 for further discussion). The following summarizes the amount and nature of the investments held by the Master Trust at December 31, 1999.

                                                              Carrying                  Underlying Assets
                                                                              ----------------------------------------
                                                              Value at
                                                             December 31,
                                                                1999
                                                          -----------------
     Company Stock Fund *
       Common Stock, 2,680,151 shares                     $    166,003,192    Champion International Corporation
                                                                                 Common Stock
       UMB Scout Prime1 Fund                                     3,416,310    Cash equivalent mutual fund
       Cash                                                        292,979
                                                          ----------------
                                                               169,712,481

     Stable Value Fund                                                        Pool of investment contracts issued by
       John Hancock, 8.30%, maturing 6/30/00                    16,205,205    a diversified list of insurance
       Metropolitan, 8.30%, maturing 7/1/00                     10,199,025    companies; portfolio of investment
       Monumental, 6.83%, maturing 6/30/01                      28,789,389    grade fixed income securities,
       New York Life, 6.84%, maturing 9/30/01                   28,177,733    including but not limited to, U.S.
       Principal Life, 6.83%, maturing 12/31/01                 28,315,401    Treasuries, U.S. Government Agency
       Principal Life, 6.79%, maturing 12/15/02                 11,056,030    notes and mortgages, corporate
       Transamerica 6.44%, maturing 6/15/03                     25,102,573    securities, asset-backed securities,
       CDC Synthetic GIC                                       130,743,309    Canadian Yankees and cash
       State Street Bank Synthetic GIC                         110,653,224    equivalents
       STIF                                                      5,830,837
                                                          ----------------
                                                               395,072,726

     Extended Equity Market Fund K                              17,648,323    Common stocks of small U.S. companies
       Commingled Fund, 651,782 units                                         in a wide variety of industries
                                                                              (managed by Barclays Global Investors,
                                                                              N.A.)

     EAFE Equity Index Fund T                                    9,556,829    Common stocks of primarily
       Commingled Fund, 784,638 units                                         established, medium to large companies
                                                                              based in Europe, Australia and the Far
                                                                              East (managed by Barclays Global
                                                                              Investors, N.A.)

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

                                                       Carrying                  Underlying Assets
                                                                       ----------------------------------------
                                                       Value at
                                                      December 31,
                                                         1999
                                                   -----------------
Equity Index Fund T                                    248,418,714     Common stock of S&P 500 established
 Commingled Fund, 6,109,360 units                                      companies (managed by Barclays Global
                                                                       Investors N.A.)

Large Company Fund                                      38,577,310     Common stock of US large companies in
 Commingled Fund, 1,525,398 units                                      a variety of industries

Select Small Company Fund                               16,894,673     Common stock of small US companies in
 Mutual Fund, 1,063,227 units                                          a variety of industries which seeks to
                                                                       outperform the Russell 2000 Index

Equity Income Fund                                       2,218,496     Income-producing equity securities
 Mutual Fund, 396,160 units                                            seeking to exceed the yield of the S&P
                                                                       500 Composite Index Securities

Select Fund                                             35,133,597     Common stock of large, established
 Mutual Fund, 665,409 units                                            companies with accelerated earnings
                                                                       and revenue trends

Ultra Fund                                              41,052,944     Common stock of medium to large
 Mutual Fund, 893,426 units                                            companies with accelerating earnings
                                                                       and revenue trends

International Growth Fund                               21,365,129     Common stock of foreign companies with
 Mutual Fund, 1,427,196 units                                          accelerating earnings and revenues

Participants Loans                                      25,260,981     Participant loans, interest rate at
                                                                       prime +1% at origination, secured by
                                                                       the participants' vested accrued
                                                                       benefit
                                                   ---------------
Total                                             $  1,020,912,203
                                                   ===============

*  Participant and non-participant directed

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

     The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 1998.

                                                                                      Carrying Value
                                                                                           at
                                                                                      December 31,
                                                                                           1998
                                                                                    ----------------
     Company Stock Fund *
       Champion International Corporation Common Stock, 548,950 shares              $     22,232,475
       Government STIF                                                                       421,353
                                                                                    ----------------
                                                                                          22,653,828
                                                                                    ================
     S&P 500 Index Fund                                                             $     47,382,805
       Commingled Fund of Metropolitan Life Insurance Company, 167,969 shares       ================

     Stable Value Fund
       Fixed Income Investment Contracts -
          Metropolitan Life Insurance Company                                       $      3,137,797
              8.30%, 65% maturing on 12/15/99 and the remainder maturing on 12/12/00
          Providian Capital Management                                                     6,977,383
              6.83%, maturing 6/30/01
          Principal Mutual Life Insurance Company                                          2,429,855
              6.83%, maturing 12/31/01
          John Hancock Mutual Life Insurance Company                                       3,974,467
              8.30%, 50% maturing on 7/1/99 and the remainder maturing on 6/30/00
          New York Life Insurance Company                                                  2,430,198
              6.84%, maturing on 9/30/01
          Transamerica Occidental Life Insurance Company                                   5,010,788
              interest rate equal to the CMT Rate, reset quarterly, maturing 6/15/03
                                                                                    ----------------
                                                                                          23,960,488
                                                                                    ----------------
       Synthetic Investment Contract - Fair Value                                         50,332,360
       Less: Excess of Separate Account over Contract Value                               (4,396,168)
                                                                                    ----------------
       Synthetic Investment Contract - Contract Value                                     45,936,192
                                                                                    ----------------
       Government STIF                                                                     2,788,271
                                                                                    ----------------
                                                                                    $     72,684,951
                                                                                    ================
     Participant Loans                                                              $     10,415,975
                                                                                    ================

* Participant and non-participant directed

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

   For the six months ended December 31, 1999, the Master Trust's income consisted of the following:

                                                                             December 31,
                                                                                1999
                                                                          ------------------
     Interest                                                             $    13,844,136
     Dividends                                                                    404,452
     Net realized and unrealized appreciation in Market Value of
      Investments:
       Company Stock Fund                                                      41,789,050
       Mutual Funds                                                            18,476,172
       Commingled Stock Funds                                                  30,257,826
                                                                          ---------------
                                                                               90,523,048
                                                                          ---------------
     Total Master Trust Income                                            $   104,771,636
                                                                          ===============

   During the six months ended June 30, 1999 and for the year ended December 31, 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $11,211,431 and $8,348,258, respectively as follows:

                                                 June 30,       December 31,
                                                   1999            1998
                                               -------------   -------------
Company Stock Fund                             $ 4,660,142     $ (3,171,342)
Common Stock Funds                               6,551,289       11,519,600
                                               -----------     ------------
                                               $11,211,431     $  8,348,258
                                               ===========     ============

   Information about the net assets and significant components of changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                  December 31,
                                                       -------------------------------------
                                                             1999                  1998
                                                       ----------------      ---------------
Net Assets:
  Company Stock Fund
   Champion International Corporation Common Stock     $               -     $   18,989,125
   Cash and Short-Term Investments                                     -            359,885
   Master Trust                                               27,735,065          3,971,054
                                                       -----------------     --------------
                                                       $      27,735,065     $   23,320,064
                                                       =================     ==============

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

   At December 31, 1998, nonparticipant-directed investments include the Company match portion of all participant account balances which remain invested in the Company Stock Fund. At December 31, 1999, nonparticipant-directed investments include the Company match portion of participant account balances invested in the Company Stock Fund for only those participants who have not reached age 55 (i.e., restricted to Company Stock Fund). See Note 1 for further discussion.

                                                                               Years Ended December 31,
                                                                            ------------------------------
                                                                               1999               1998
                                                                            -----------        -----------
   Changes in Net Assets:
     Contributions                                                          $ 4,669,975        $ 5,457,559
     Dividends/Interest                                                          61,039            120,407
     Net Appreciation/(Depreciation)                                          4,640,575         (3,492,988)
     Masters Trust                                                            6,955,983           (444,301)
     Benefits Paid                                                           (3,407,468)        (2,067,218)
     Transfers to Participant-directed Investments                           (5,786,619)          (212,968)
     Transfer (to) from Other Plans:
        Blue Ridge Paper Products Inc.                                       (2,606,523)                 -
        Newsprint System divestiture                                                  -         (2,651,634)
        Champion Savings Plan #077                                             (111,961)           (95,611)
                                                                            -----------        -----------
                                                                            $ 4,415,001        $(3,386,754)
                                                                            ===========        ===========

   At December 31, 1999 the Master Trust's investments included approximately $147.8 million and at December 31, 1998 the Plan's investments included approximately $24.0 million of fixed income investment contracts with various insurance companies, which have been reported at contract value. The insurance companies credit the Trust's or the Plan's account, as applicable, with contributions and earnings on the underlying investments and charge the account for withdrawals and administrative expenses. In some cases, limitations on the liquidity guarantees can be imposed in the event of plan amendments, mergers, sales, plan termination, layoff or other employer-initiated events. The fair value of these investment contracts was estimated to be approximately $147.9 million and $24.7 million, at December 31, 1999 and 1998, respectively. The fair value of the investment contracts was estimated by the asset manager for the Stable Value Fund by performing a discounted cash flow analysis using a "duration-matched Swap rate" applied to each projected payment. An average, assumed discount rate of 6.70% and 5.14% was used in the discounted cash flow analysis at December 31, 1999 and 1998, respectively.

   Effective October 1, 1998, the Company entered into "synthetic" investment contracts with CDC Capital Inc. (CDC) and State Street Bank and Trust Company
   (SSB). Among other things, the contracts with CDC and SSB require that a Separate Account, consisting of a portfolio of diversified investment grade fixed income securities, be maintained on behalf of the Plan and Plan #077. The fair market value of the portfolio of investments, at any point in time, represents the market value of the Separate Account. At December 31, 1999, the separate account was held by the Master Trust and had a fair market value of approximately $258.3 million. At December 31, 1998, the Plan's interest in the Separate Account had a

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

    fair market value of approximately $50.3 million. The book value of the Synthetic Investment contracts, at any point in time, represents the amount deposited into the Separate Account, plus interest credited, at rates established by the contract holder minus any withdrawals and transfers out of the fund. Under the CCD and SSB contracts, interest rates are reset every quarter. Interest was credited at rates ranging from 7.00% to 7.40% during 1999 compared to rates ranging from 7.14% to 7.25% during 1998. The book value of the contracts are guaranteed by the contract holders (subject to certain restrictions on amounts withdrawn as a result of employer-initiated events) and totaled approximately $241.4 million at December 31, 1999. The Plan's interest in the book value of the contracts totaled approximately $45.9 million at December 31, 1998. The fair market value of the Trust's interest in the Separate Account exceeded the book value of the contract(s) by approximately $16.9 million at December 31, 1999. The fair market value of the Plan's interest in the separate account exceeded the book value of the contracts by $4.4 million at December 31, 1998, and the difference is reflected in the preceding investment summary as "Excess of Separate Account Over Contract Value". The average yield for the Stable Value Fund during 1999 and 1998 was approximately 7.00% and 7.30%, respectively.

    Effective June 30, 1995, Champion International Corporation Stock Ownership Plan #078 (Plan #078) was merged into the Plan and Plan #077, as applicable. The net assets of Plan #078 were transferred to a Master Trust. As of December 31, 1998, the Plan's investment approximated 65% of the assets held in the Master Trust. Through June 30, 1999, assets of the Master Trust consisted of shares of the Company's common stock, the valuation of which is based on market prices, and cash in a Government Short-Term Investment Fund
    (STIF). As discussed in Note 1, effective July 1, 1999, all of the Plan's investments (including those formerly attributed to Plan #078) were transferred to a Master Trust.

(4) Priorities Upon Termination of the Plan-
    ---------------------------------------

    Upon termination of the Plan, participants become fully vested in their individual accounts.


(5) Forfeited Accounts-
    ------------------

    At December 31, 1999 and 1998, forfeited nonvested accounts totaled approximately $28,000 and $6,000, respectively. These accounts will be used to reduce future Company contributions. During 1999 and 1998, Company contributions were reduced by approximately $14,000 and $28,000, respectively, as a result of forfeited nonvested accounts.

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(6)  Tax Exempt Status-
     -----------------

     The Plan, as amended and restated through July 1, 1994, has received a favorable determination letter from the Internal Revenue Service, dated January 11, 1999. A tax determination request has not been filed for the most recent amendments. The plan administrator believes that the Plan was designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code (IRC). Therefore, the plan administrator believes that the Plan is a qualified plan under the IRC and the related Master Trust is tax exempt as of December 31, 1999 and 1998 and for the years then ended.

(7)  Transfers Between Champion International Corporation Plans-
     -----------------------------------------------------------

     The Company transfers participant account balances and the related assets between the Plan and Plan #077 for participants who have changed employment (i.e., hourly or salaried) status.

(8)  Restructuring and Divestiture Program-
     -------------------------------------

     On October 7, 1997, the Company approved a program to maximize total shareholder return by focusing on strategic businesses, increasing profitability and improving financial discipline. As part of this program, the Company announced its intention to divest several non-strategic product segments. These product segments include the newsprint, recycling, coated and uncoated groundwood specialty papers, premium papers, specialty uncoated papers, and liquid packaging and bleached board businesses. Also to be divested are 325,000 acres of timberlands. Additionally, the Company announced plans to reduce its worldwide workforce in the businesses remaining after the divestitures by 11%, or approximately 2,000 positions, by the end of 1999.

     On June 1, 1998, the Company announced that the divestiture of its newsprint mills in Sheldon and Lufkin, Texas along with three recycling centers (i.e. collectively the Newsprint System) had been completed. In accordance with an asset purchase agreement between Champion International Corporation and Donohue Inc., dated as of March 21, 1998 (the Purchase Agreement), Selected Employees, as defined in the Purchase Agreement were fully vested in their account balances as of the closing date. Assets totaling $26.9 million were transferred to the successor plan for the Newsprint System during 1998.

     On March 29, 1999, the Company announced an agreement to sell its mill in North Carolina, an extruding and converting facility in Waynesville, North Carolina and its DairyPak liquid packaging business to Blue Ridge Paper Products Inc. Additionally, on May 13, 1999, the Company announced an agreement to sell its groundwood mill in Deferiet, New York. In accordance with the applicable purchase agreements, certain employees at these locations were fully vested in their account balances. Assets totaling $21.9 million were transferred to the successor plan for Blue Ridge Paper Company during 1999.

Champion International Corporation
Savings Plan for Hourly Employees #158
FEIN: 13-1427390

Notes to Financial Statements
December 31, 1999 and 1998
--------------------------------------------------------------------------------

(9)  Acquisition From Fort James Corporation-
     ---------------------------------------

     In connection with an asset purchase agreement by and among Fort James Operating Company (a division of Fort James Corporation, formerly James River Corporation of Virginia), Diamond Occidental Forest, Inc., and Champion International Corporation dated October 24, 1997, assets totaling approximately $0.6 million were transferred from Fort James Corporation Stock Plus Investment Plan to the Plan during 1998.

(10) Events Occurring Subsequent to December 31, 1999-
     ------------------------------------------------

     On May 12, 2000, Champion International Corporation accepted an offer from International Paper Company of $75 per share for all outstanding shares of its common stock. The purchase agreement provided that Champion shareholders would receive $75 per share, two-thirds in cash and one-third in International Paper common stock. The International Paper offer expired on June 16, 2000. International Paper is paying $50 in cash and .7073 shares of IP common stock for each Champion share tendered. The merger is expected to be completed by June 20, 2000.

     The Plan may experience participant withdrawals as a result of employment terminations following the purchase by International Paper. As discussed in
     Note 3, liquidity limitations may be imposed under the terms of the investment contracts held in the Stable Value Fund.

Champion International Corporation                                    Schedule I
Savings Plan for Hourly Employees #158
FEIN: 13-1427390


Item 4(i) - Schedule of Investment Assets Both Acquired and Disposed of Within the Plan Year December 31, 1999
--------------------------------------------------------------------------------

                    Identity of Issuer/                           Shares/           Costs of        Proceeds of
                   Investment Description                        Par Value        Acquisitions      Dispositions
-----------------------------------------------------------      ---------        ------------      ------------
Barclays Global Investors, N.A.,
     EAFE Equity Index Fund K                                      282,303        $  3,793,817      $  4,470,260
                                                                                    ==========       ===========

Metropolitan Life Insurance Company,
     S&P 500 Index Fund                                            179,919        $ 38,918,693      $ 56,582,934
                                                                                    ==========       ===========